UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*
(Amendment No. 1)*

LECG Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

523234102
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 96924N100	SCHEDULE 13G/A	Page 2 of 7

(1)	Names of Reporting Persons.	RBF CAPITAL, LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	1,212,109

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	1,212,109

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,212,109

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

(11)	Percent of Class Represented by Amount in Row (9)	4.69%

(12)	Type of Reporting Person (See Instructions)	OO

Page 2 of 7 pages

CUSIP No. 96924N100	SCHEDULE 13G/A	Page 3 of 7

(1)	Names of Reporting Persons.	RICHARD B. FULLERTON
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	UNITES STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	1,212,109

	(6) Shared Voting Power	0

	(7) Sole Dispositive Power	1,212,109

	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,212,109

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

(11)	Percent of Class Represented by Amount in Row (9)	4.69%

(12)	Type of Reporting Person (See Instructions)	IN

Page 3 of 7 pages

Item 1(a).      Name of Issuer:

                       LECG Corporation

Item 1(b).     Address of Issuer’s Principal Executive Offices:

                       2000 Powell Street, Suite 600
                       Emeryville, CA 94608

Item 2(a).     Names of Persons Filing:

                       RBF Capital, LLC (“RBF”)
                       Richard B. Fullerton

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                       The business office of each reporting person is 100 Drakes Landing Road, Suite 300, Greenbrae, CA 94904.

Item 2(c).     Citizenship:

                       Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).     Title of Class of Securities:

                       Common Stock

Item 2(e).     CUSIP Number:

                       523234102

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 7 pages

Item 4.          Ownership.

                       Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

                       The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships for which RBF serves as general partner and investment manager. RBF, as the general partner and investment manager of those investment limited partnerships, and Richard B. Fullerton, as the managing member of RBF, may therefore be deemed to beneficially own the Securities owned by such investment limited partnerships for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

                      Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either RBF or Mr. Fullerton is, for any other purpose, the beneficial owner of any of the Securities, and each of RBF and Mr. Fullerton disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

                       Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

                       The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Agreement and Plan of Merger, attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 21, 2009, in which the Issuer stated that the number of shares of its Common Stock outstanding as of August 14, 2009 was 25,802,653 shares.

Item 5.          Ownership of Five Percent or Less of a Class

                       Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

                       Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       Not applicable.

Item 8.          Identification and Classification of Members of the Group

                       Not applicable.

Item 9.          Notice of Dissolution of Group

                       Not applicable.

Item 10.        Certification

                       By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

Signature

                       After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2010	RBF CAPITAL, LLC By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
RICHARD B. FULLERTON /s/ Richard B. Fullerton Richard B. Fullerton

EXHIBITS LIST
Exhibit A	Joint Filing Undertaking	Page 7

Page 6 of 7 pages

EXHIBIT A

JOINT FILING UNDERTAKING

                       The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G/A to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 18, 2010	RBF CAPITAL, LLC By: /s/ Richard B. Fullerton Richard B. Fullerton Its Managing Member
RICHARD B. FULLERTON /s/ Richard B. Fullerton Richard B. Fullerton

Page 6 of 7 pages